Exhibit n.3

April 20, 2006
Rizwan R. Hussain
Director, Global Venture Capital Services
VentureOne / FIS / Dow Jones & Co.
201 California Street, 10th Floor
San Francisco, CA 94111

Dear Rizwan,

Hercules would like the consent of VentureOne/Dow Jones to use the following paragraphs in our upcoming Filing. If acceptable, please sign and fax to me at 866.811.3908.

Thank you,
Sally Borg

Unfulfilled Demand for Structured Debt Financing by Technology-related Companies.  Private debt capital from specialty finance companies continues to be an important source of funding for technology-related companies. We believe that the level of demand for debt financing to emerging-growth and expansion-stage companies is a function of the level of annual venture equity investment activity. In 2005, venture capital-backed companies received, in approximately 2,200 transactions, equity financing in an aggregate amount of approximately $22.1 billion, as reported by Dow Jones VentureOne. According to Dow Jones VentureOne, as of December 31, 2005, there were a total of approximately 5,400 private companies that had received aggregate venture capital equity investments of approximately $132 billion over the prior six years. We believe a range of $20 billion to $25 billion in annual equity investments to venture-backed companies will be sustainable for future years.

Lower Valuations for Private Technology-Related Companies.  During the downturn in technology industries that began in 2000, the markets saw sharp and broad declines in valuations of venture capital and private equity-backed technology-related companies. According to Dow Jones VentureOne, as of December 31, 2005, median pre-money valuations for venture capital-backed companies in 2005 was $15.2 million, which compares to $25.0 million in 2000 and $16.0 million in 2001. We believe that the valuations currently assigned to venture capital and private equity-backed technology-related companies in private financing rounds will allow us to build a portfolio of equity-related securities at attractive valuation level.

/s/  Rizwan R. Hussain
Rizwan Hussain,
Director, Global Venture Capital Services

Date 4-20-06

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